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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. 20 )*

                             Synovus Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

--------------------------------------------------------------------------------
                          $1.00 Par Value Common Stock
                         (Title of Class of Securities)

                                   87161C-10-5
                          -------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















                                Page 1 of 9 pages


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                                       13G

----------------------------------
CUSIP No.  87161C-10-5
----------------------------------

-------------------------------------------------------------------------------
1           NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Synovus  Financial  Corp., as Parent Holding Company of its various banking and trust  company  subsidiaries,  Columbus  Bank and Trust
            Company,  as the Parent Bank of Synovus Trust Company,  and Synovus
            Trust Company, in various fiduciary capacities.
-------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  | |
             (b)  |X|

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3           SEC USE ONLY



-------------------------------------------------------------------------------
4           CITIZENSHIP OR PLACE OF ORGANIZATION

                  Georgia

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Number of           5        SOLE VOTING POWER
Shares
Benefi-                         6,297,931
cially
Owned By
Each
Reporting
Person With

                  -------------------------------------------------------------
                    6        SHARED VOTING POWER

                                  269,639
                  -------------------------------------------------------------
                    7        SOLE DISPOSITIVE POWER

                                6,594,160
                  -------------------------------------------------------------
                    8        SHARED DISPOSITIVE POWER

                                4,293,536
-------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                10,973,377
               (Includes Beneficial Ownership disclaimed)

-------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



-------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  14.2%

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12          TYPE OF REPORTING PERSON

               BK and HC

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                            Page 2 of 9


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                                                                    Page 3 of 9


                 SCHEDULE 13G UNDER THE SECURITIES
                 ---------------------------------
                        EXCHANGE ACT OF 1934
                        --------------------
Check the following box if a fee is being paid with this statement.  [   ]

1.       (a)      Name of Issuer: Synovus Financial Corp.

         (b)      Address of Issuer's Principal Executive Offices:

                  One Arsenal Place

                  901 Front Avenue, Suite 301

                  Columbus, Georgia 31901

2.       (a) & (b)  Name and Principal Business Office of Persons Filing:

                  Synovus Trust Company, 1148 Broadway

                  Columbus, Georgia   31901

                  Columbus Bank and Trust Company, 1148 Broadway

                  Columbus, Georgia    31901

                  Synovus Financial Corp., One Arsenal Place, 901 Front Avenue

                  Suite 301, Columbus, Georgia 31901

         (c)      Citizenship:

                  Synovus Financial Corp. is a Georgia business corporation and its banking and trust  company  subsidiaries  are  Georgia,

                  Florida, Alabama and National Banking corporations and trust companies.

         (d)      Title of class of securities: $1.00 par value common stock.

         (e)      CUSIP No. 87161C-10-5

3.       Check whether person filing is a:

         (a)      [ ]   Broker or Dealer registered under Section 15 of the Act

         (b)      [X]   Bank as defined in section 3(a)(6) of the Act





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                                                                    Page 4 of 9



         (c)      [ ]   Insurance Company as defined in section 3(a)(19) of the
                        Act

         (d)      [ ]   Investment Company registered under section 8 of the
                        Investment Company Act

         (e)      [ ]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

         (f)      [ ]   Employee  Benefit  Plan,  Pension  Fund which is
                        subject to the provisions of the Employee  Retirement
                        Income  Security Act of 1974 or Endowment  Fund;  see
                        section 240.13d-1(b)(1)(ii)(F)

         (g)      [X]   Parent Holding Company, in accordance with section
                        240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h)      [ ]   Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

4. If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a) Amount beneficially owned (Includes shares as to which beneficial ownership is disclaimed).

                  December 31, 1995        10,973,377

         (b)      Percent of Class:      14.2%

         (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote

                                6,297,931

                  (ii)  Shared power to vote or to direct the vote

                                  269,639

                  (iii) Sole power to dispose or to direct the disposition of

                                6,594,160

                  (iv)  Shared power to dispose or to direct the disposition of

                                4,293,536




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                                                                    Page 5 of 9



         For an additional discussion on this item, see Exhibits "A", "B" and "C" attached hereto.


5.       Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

            Not Applicable


6.       Ownership of More than Five Percent on Behalf of Another Person.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

            See Exhibit "B"


7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

            See Exhibit "C"


8.       Identification and Classification of Members of the Group.

         If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and
         Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

            Not Applicable




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                                                                    Page 6 of 9


9.       Notice of Dissolution of Group.

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

            Not Applicable


10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        SYNOVUS FINANCIAL CORP.


                                        By:/s/G. Sanders Griffith, III
                                           G. Sanders Griffith, III
                                           Senior Executive Vice President,
                                           General Counsel and Secretary
January 29, 1996
Date

                                        COLUMBUS BANK AND TRUST COMPANY


                                        By:/s/James D. Yancey
                                           James D. Yancey
                                           Vice Chairman
January 29, 1996
Date

                                        SYNOVUS TRUST COMPANY


                                         By:/s/George G. Flowers
                                            George G. Flowers
                                            President
January 29, 1996
Date


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                                                                    Page 7 of 9

                           EXHIBIT "A"
                           -----------

         In addition to the securities identified in the response to Item 4, as of December 31, 1995, the banking and trust company subsidiaries of Synovus Financial Corp. possessed neither sole nor shared voting or investment power in connection with 6,540,054 shares of the class of securities which is the subject of this report which were held in various agency, custody, safekeeping or asset management capacities, or with brokers, for various agency, custody, safekeeping or asset management customers. Such securities are not included in the response to such item in this report. However, appropriate disclosures, such as that currently at hand, by "footnote" or otherwise, will be included in all future reports to identify the volume of such securities held in agency, custody, safekeeping, asset management or other capacities in which they possess neither sole or shared voting or investment power. See Exhibit "C".






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                                                                    Page 8 of 9
                           EXHIBIT "B"
                           ----------

         On  January  3,  1995,  Columbus  Bank and  Trust  Company,  a  banking subsidiary of Synovus Financial Corp., both signatory parties hereto, transferred, pursuant to Section 7-1-320 et seq. of the Financial Institutions Code of Georgia, all of its rights, powers, privileges, accounts and designations as a fiduciary, including the sole and/or shared power to vote and/or invest the shares of the class of the securities which is the subject of this report, to Synovus Trust Company, also a signatory party hereto and the wholly-owned subsidiary of Columbus Bank and Trust Company. Thus, Columbus Bank and Trust Company no longer directly holds any of the class of securities which is the subject of this report. As of December 31, 1995, Synovus Trust Company possessed in various fiduciary capacities, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 13.4% of the class of the securities which is the subject of this report, as set forth below, the beneficial ownership of which is disclaimed. The other known persons having the right, as of December 31, 1995, to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities which is the subject of this report, are other banking subsidiaries of Synovus Financial Corp. as identified in Exhibit "C", the beneficial ownership of which is disclaimed. None of such other banking subsidiaries, as of December 31, 1995, individually or in the aggregate, possessed such right or power relating to more than five percent of the class of securities which is the subject of this report.

         Held by Synovus Trust Company in various fiduciary capacities as of December 31, 1995:

        Sole            Shared        Sole Power       Shared Power
     Voting Power    Voting Power     To Dispose       To Dispose
     -------------   ------------     ----------       ------------
       5,893,582       269,639         6,089,873        4,293,536

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                                                                    Page 9 of 9
                           EXHIBIT "C"
                           -----------


         Identified below are the subsidiaries of Synovus Financial Corp. and its wholly-owned banking subsidiary, Columbus Bank and Trust Company, which hold, in various fiduciary capacities, the class of securities which is the subject of this report.


(1)  Synovus  Trust  Company,   a  trust  company  subsidiary  of
     Columbus Bank and Trust Company.

(2)  The  Quincy  State  Bank,  a banking  subsidiary  of Synovus
     Financial Corp.

(3) Vanguard Bank and Trust Company, a banking subsidiary of Synovus Financial Corp.

(4)  The National Bank of South Carolina, a banking subsidiary of
     Synovus Financial Corp.


The respective beneficial ownership by those subsidiaries of Synovus Financial Corp. that held, as of December 31, 1995, the class of securities which is the subject of this report is identified below.

(1) Synovus Trust Company, The Quincy State Bank, Vanguard Bank and Trust Company, and The National Bank of South Carolina maintain in various fiduciary capacities as to which they possess sole voting and/or investment power, 6,089,873; 148,434; 88; and 441,446 shares of the class of securities which is the subject of this report, the beneficial ownership of which is disclaimed.

(2) Synovus Trust Company maintains in various fiduciary capacities as to which it possesses shared voting and/or investment power, 4,293,536 shares of the class of securities which is the subject of this report, the beneficial ownership of which is disclaimed.


In addition to the foregoing, and as referenced in Exhibit "A" hereto, Synovus Trust Company, a trust company subsidiary of Columbus Bank and Trust Company, and The Quincy State Bank, and Vanguard Bank and Trust Company, banking subsidiaries of Synovus Financial Corp., respectively, maintain in various agency, custody, safekeeping or asset management capacities, or with brokers, for various agency, custody, safekeeping or asset management customers:
6,499,765; 4,079; and 36,210 shares, respectively, or an aggregate of 6,540,054 shares, of the class of securities which is the subject of this report.



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